Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the quarter ended March 31, 2011 and incorporates certain information from the prior two fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the quarter ended March 31, 2011. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is May 18, 2011. This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 16).

DESCRIPTION OF BUSINESS

The Company is developing and producing clean, renewable geothermally produced electric power, currently in Nevada and Oregon. The Company may evaluate other renewable power technologies, such as wind, if they can complement the Company’s geothermal projects. Geothermally produced electricity is generated by conventional turbines: driven in flash systems by very hot, high pressure geothermal steam, or driven in binary systems by a lower boiling point working fluid, such as pentane or butane, that is heated by lower temperature geothermal brine and/or steam than required by flash systems. Cooled brine is re-injected into the reservoir where it is reheated to be used again. The result is renewable electric power.

Geothermal power plants use proven turbine technology to produce base load power for utilities and/or industrial consumers, particularly those located in states, such as Nevada, California and Oregon, with Renewable Portfolio Standards (“RPS”) that require a minimum proportion of renewable power supply as part of their overall power supply. The Company’s view is that the demand for renewable power, as a result of increasing legislative requirements and environmental concern, is strong and will grow, from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as is, for example, wind and solar power).

The geothermal business offers low revenue risk as a result of public utility commitments to long term power purchase contracts. Construction risk can be reduced by fixed price engineering, procurement and construction (“EPC”) agreements, as long as they are available. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are the cost of exploration and development (drilling), and access to and the cost of capital for large investments in exploration, wellfield development and plant construction. The Company and/or its wholly owned US subsidiaries, hold leases on four properties: Blue Mountain, Pumpernickel, Edna and North Valley , all located in Nevada, and holds a 50% interest in a Crump Geyser joint venture, Crump Geothermal Company (“CGC”).

OVERALL PERFORMANCE

The Company is presently focused on the operation, further wellfield development and refinancing of its Blue Mountain project, increasing power production and cash flow from the power plant as rapidly as possible.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

In addition to its focus on the Blue Mountain project, the Company continues its efforts to develop its pipeline of projects, particularly if it can benefit from the 2009 American Recovery and Reinvestment Act (“ARRA”). The ARRA presents an opportunity, as long as program requirements are met, for reimbursement of 30% of certain project capital costs if qualifying investments are made by December 31, 2011 (amended from December 31, 2010) and if operations are commercial by December 31, 2013.

During the previous quarter the Company announced a 50/50 joint venture at its Crump property with Ormat Nevada Inc. (“Ormat”), under which Ormat provides financing and project management. Ormat is owned by Ormat Technologies Inc., a major NYSE listed (symbol “ORA”) vertically-integrated company primarily engaged in the geothermal and recovered energy power business. Ormat Technologies Inc. designs, develops, owns and operates geothermal and recovered energy-based power plants around the world and has more than four decades of experience in the development of environmentally-sound power, primarily in geothermal and recovered-energy generation. CGC completed and tested a 5000-foot deep exploration well (34-3) at the Crump Geyser property during the quarter. A shallow thermal outflow zone was intersected-which is not suitable for production, however, results indicate the well can be used for injection. Planning is in progress to drill additional exploratory production test wells.

In addition to the joint venture at Crump, the Company is pursuing a project at Pumpernickel Valley and the Company intends to purchase and develop as quickly as possible three properties in the Imperial Valley of California contracted under an exclusive purchase agreement with Iceland America Energy (“IAE”). During the quarter the Company signed an agreement giving NGP the exclusive right to purchase a 100 percent ownership of IAE's geothermal assets comprised of the New Truckhaven, East Brawley and South Brawley Projects in the Imperial Valley, Southern California, for $4,150,000. NGP has paid $100,000 in cash and made a refundable lease payment of $200,000, and will pay the balance of the purchase price in NGP shares having a deemed value of C$0.65 per share (approximately 6 million shares). Due diligence is continuing and final agreement is subject to normal representations and warranties, as well as approval by both companies’ Boards of Directors. Reykjavik Energy Invest hf, a subsidiary of the City of Reykjavik's geothermal utility Orkuveita Reykjavikur (Iceland), is the majority owner of IAE with a 83.7% interest and may thus become a significant shareholder of NGP.

On October 29, 2009, Nevada Geothermal Power (“NGP”) was granted $1,764,272 for the Crump Geyser Geothermal Project and $1,597,847 for the North Valley Geothermal Project from the United States Department of Energy (“DOE”). The grants reimburse 50% of Company expenditures as qualifying exploration work. The Company and DOE have agreed to transfer the North Valley grant to Pumpernickel. The Company is working with DOE to designate Ormat a subcontractor under its Crump contract and CGC has submitted a revised Statement of Project Objectives along with a Phase I report to DOE for review and approval.

At Blue Mountain, the Company’s nameplate 49.5 MW (gross), 38 MW (net) power plant, owned by its subsidiary NGP Blue Mountain I LLC (“NGP I”), has been operating commercially since October 10, 2009. The Company has increased power production to approximately 35 MW (net), nevertheless without additional injection and/or production wells, modelling suggests reservoir temperatures will gradually decline approximately 2.5% per year. To ensure long-term compliance with its Power Purchase Agreement (“PPA”) with NV Energy (“NVE”), the Company must limit power production as per our agreement with John Hancock Life Insurance (“John Hancock”). Under one of the terms of the recent loan agreement with John Hancock and the DOE, the Company agreed to constrain power production to the PPA minimum: 35 MW (net) in 2011 declining 3% per year. The predicted temperature decline results from injection wells that are too close to production wells to provide time to re-heat recycled brine. The solution is more distributed injection, further from the current production

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

wells. During the fourth calendar quarter of 2010 and the first calendar quarter of 2011, the Company completed drilling of two injection test wells to the south of the production field (wells 86-22 and 34-23). The wells showed marginal permeability associated with a weak thermal zone and are not connected to the plant at this time. However, wells 34-23 and 86-22, along with previously drilled, sub-commercial wells 38-14, 89-11, and 44-14 are being stimulated by cold water injection and oil field fracturing techniques in an attempt to improve injection/production capacity. Test results are intended to be incorporated into an updated reservoir report as support for a tax assisted financing.

Financing for the Blue Mountain project is comprised of a mezzanine loan, with a current balance of approximately $88 million, provided by EIG Global Energy Partners (“EIG”) (formerly Trust Company of the West) - a major Washington DC based investment management firm - and approximately $95 million senior debt provided by John Hancock. The John Hancock loan is supported by a DOE Financial Institutions Partnership Program (“FIPP”) guarantee. The FIPP program, supported by the 2009 ARRA, is designed to facilitate long term financing for renewable energy development projects using commercial technology and applies to up to 80 percent of the loan amount. The Company is also the beneficiary of a $57 million grant awarded by the US Treasury under the 2009 ARRA program that replaced production tax credits that were impossible to monetize following the financial crisis. To further repay a portion of the EIG loan the Company has engaged Marathon Capital to assist with a tax assisted financing and has applied for an ARRA cash grant (approximately $7.5 million) relating to its drilling programs subsequent to placing the project in service.

During the quarter, power production averaged approximately 37 MW (net). As at March 31, 2011 the Company further reduced its outlook for power production and currently anticipates the most reasonable annual outlook, following the planned stimulation and testing program, is 35 MW (the average supply nominated to NVE for 2011) declining approximately 2.5% per year. If there is no improvement in this outlook, the Company cannot service the EIG loan for the full loan term. Accordingly, in addition to applying for the above mentioned cash grant and assessing a tax assisted financing, the Company has begun discussions with EIG regarding potential changes to the terms of their loan. At March 31, 2011 and currently the outcome of these discussions is unknown, and subject to considerable uncertainty. Under current loan terms, the Company anticipates breaching the EIG Debt Service Coverage Ratio covenant at December 31, 2011.

During the quarter the Company repaid approximately $1.7 million of the John Hancock loan and deferred 6% interest, as allowed under the EIG loan, increasing the EIG balance by approximately $1.3 million.

RESOURCE PROPERTY INTERESTS

As at March 31, 2011, the Company’s resource property interests were comprised of the following:

1)	Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca. The Company has leased the geothermal mineral interest in 17 land sections covering 4,580 hectares (11,319 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²). Royalty payments comprise approximately 1.2% of revenue, rising to approximately 1.8% by 2020.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

On October 10, 2009, the Company declared substantial completion of its power plant at Blue Mountain and began operation. The Company is continuing in its effort to optimize and increase power production. During the quarter, injection into well 91-15 proved it is capable of accepting significant amounts of fluid and tracer tests showed that it is one of the better situated injection wells in the field. Also, injection drilling, funded by the John Hancock/DOE loan, was completed at wells 86-22 and 34-23, encountering limited permeability. Wells 86-22 and 38-14 were high pressure injection and propellant tested/stimulated during March and April and initial results indicate that permeability is improving at well 38-14, though not significantly. Well 89-11 will undergo a clean out operation and, along with wells 34-23 and 44-14, injection testing and possibly propellant stimulation at a later date.

Blue Mountain Wind Project

NGP has acquired lease options and wind development rights on ten square miles of undeveloped private land in central Desert Valley immediately west of the Blue Mountain Geothermal Project. Two widely-spaced wind measurement towers, SoDAR measuring equipment, data logging and satellite data transmission equipment were installed in January, 2011 to determine wind velocities and other characteristics throughout the next 12 months. If a wind power project sized to be compatible with projected future geothermal development at Blue Mountain is determined to be feasible, it could be developed within the time frame necessary to qualify for a 30% federal ITC/Tax Grant.

Although the Company's business mandate and primary focus will continue to be on new geothermal power development, NGP will determine the feasibility of developing a wind project to take advantage of wind in Desert Valley adjacent to Blue Mountain, readily available land with excellent road access, existing project infrastructure and excess power line capacity connecting the site to the power grid.

2)	Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The project is located approximately 48 km (30 miles) east of the town of Winnemucca. A 19 km (12 mile) transmission line is required to connect the property to the 120kV line at the Kramer Hills substation to the north. The leases include 1,275 hectares (3,151 acres) of land leased under an agreement with Newmont USA Ltd, 1,405 hectares (3,471 acres) leased from BLM, 1,045 hectares (2,582 acres) transferred from Ormat with an agreement to provide preferred equipment pricing in exchange for $15,000 and a right of first refusal to supply Pumpernickel power plant equipment, and 129 hectares (320 acres) under four private leases. The lease transferred from Ormat is encumbered by an overriding (0.5%) royalty interest payable to Ehni Enterprises Inc.

Previous work on the property dates back to 1974 when Magma Power Company drilled a 920 meter (3,071 ft) hole offsetting the hot springs about 150 metres (492 ft). The temperature on the bottom was reported to have been 135°C (275°F) with the last 90 meters (300 ft) having a thermal gradient of 160°C/km. Resistivity, seismic, gravity and magnetometer surveys have been completed over all the leased land to define specific drill targets. Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate a maximum geothermometry of 220°C (428°F). Current drilling targets are expected to be in the 170°C (338°F) range.

Seven thermal gradient wells were completed between 2005 and 2008. Several of these wells revealed temperature gradients higher than 100°C/km outlining a strong thermal anomaly over a large area. The Company has three development size wells recently permitted (68-4, 64-4, and 45-4) on private land.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

A Phase I Transmission Interconnection Study is complete and the Company is in the queue for necessary transmission rights. In late December construction of a full-sized well pad was completed and conductor casing was installed in the wholly private, south half of section four. Work has been ongoing in preparation for future drilling, including procuring BLM rights of way and preparing plans of operation. The DOE grant was successfully transferred from North Valley to Pumpernickel Valley, and we are in the process of completing the final award transfer documentation. DOE-funded work is expected to begin this summer with sub-soil gas sampling and environmental, archaeological and National Environmental Policy Act (“NEPA”) reviews.

3)	North Valley Project – Washoe and Churchill Counties – Nevada

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal land including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Geophysical surveys and approximately 20 Phillips Petroleum drill holes from the early 1980’s have outlined a large thermal anomaly with gradients over 200°C/km over 26 km² (10 mi²). The Company was awarded approximately $1.6 million matching funds from the US DOE and this support was transferred to Pumpernickel Valley during March. An observation well drilling permit was obtained from the NDOM, and will be drilled shortly. Right of Way approval from BLM is pending cultural surveys which were only recently completed.

4)	Crump Geyser Geothermal Project – Lake County – Oregon

NGP has signed a 50/50 Joint Venture Letter Agreement with Ormat to develop a binary geothermal power plant, up to 30 MW, at Crump Geyser in Oregon. The project is expected to be completed in 2013 and is expected to be eligible for a 30% grant.

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totalling 2,916 hectares (7,205 acres) of private land. The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well, drilled by Magma Power Company, spontaneously erupted boiling geothermal water from a shallow underground fracture zone with a temperature of 130°C (266°F) a few days after it was abandoned. A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2) adjacent to the Crump Geyser well. A third party geothermal consulting company reported a 40MW (net) (90% probability) geothermal resource, a most likely resource of 80MW (net), and hot springs geothermometry indicates subsurface reservoir temperatures of 150°C ± 10°C (300°F ± 15°F).

To date, a review of geochemical and thermal data, structural mapping, and field reconnaissance has identified targets for drilling thermal gradient wells and initial production test wells. Environmental studies are underway to support a NEPA review by the DOE and determine appropriate actions relating to the development program. The current work program is expected to be partially funded by an approximately $1.7 million matching grant from the US DOE under the ARRA. Ten thermal gradient holes and two slim well permits have been approved by the Department of Geology and Mineral Industries (“DOGAMI”). An ultralight

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

aeromagnetic study was flown in March 2010, in a co-operative program with the United States Geological Survey (“USGS”). Geophysical surveys forming a part of the Phase I DOE program have been completed.

A shallow seismic reflection survey was completed in late October 2010, and final processing has been completed. A development test well completed to 5000 feet during the quarter has undergone production and injection tests. It did not encounter commercial temperatures, but did intersect permeability that may allow it to be used for injection. Ormat, as project manager, is planning the next development phase that includes a deep slim hole drilling program cost-shared with the Department of Energy. Discovery of pre-existing data has obviated TG hole drilling and the joint venture is seeking approval from DOE to remove the TG drilling from its program. A Phase I report has been submitted to DOE, and approval to move to Phase II drilling of slim-holes is pending DOE technical review and award modification.

5)	Edna Mountain Project – Humboldt County - Nevada

The Company acquired federal geothermal leases covering a 12 square mile (7,072 acre) parcel of land on Edna Mountain during the 2010 financial year. It is located a few miles northeast of the Pumpernickel Valley project, two miles south of interstate Highway 80 and nine miles west of the Valmy coal-fired power plant owned by NVE and Idaho Power.

Field exploration and other research indicates a favourable geological and structural setting, significant evidence of past and present hydrothermal activity associated with extensional faulting, and a thermal anomaly indicated by two geothermal prospect wells that is significantly larger than previously recognized.

An exploration program has been planned that will include detailed geological mapping, an extended two-meter probe survey, geophysical surveying and thermal gradient drilling. Additionally, a series of slim holes will be drilled to a nominal depth in order to intercept the range front fault and any permeable production zones. The Company is currently evaluating the stipulations attached to BLM permits, and a Notice of Intent has been filed and approved to perform a 2-meter temperature probe, tentatively planned for later this spring/summer.

RESULTS OF OPERATIONS AND FINANCIAL SUMMARY

1)	Results for the quarter ended March 31, 2011

	Quarter ended	Quarter ended	Variance	%
	March 31, 2011	March 31, 2010
Net power production (MWh) *	79,775	37,964	41,811	110%
Revenue	$6,326,960	$2,963,744	3,363,216	113%
Gross margin	3,594,286	288,043	3,306,243	1148%
Operating profit (loss)	2,314,551	(801,910)	3,116,461	(389%)
Net loss	(1,425,757)	(5,664,233)	4,238,476	(75%)
Net loss per share (basic and diluted)	(0.01)	(0.06)	0.05	(83%)
Total assets	192,611,713	190,277,550	2,334,163	1%
Total short-term liabilities	24,156,768	156,373,813	(132,217,045)	(85%)
Total long-term liabilities	137,438,554	4,437,814	133,000,740	2997%
Cash dividends declared per share	-	-	-	0%
Cash from (used in) operating activities	666,871	(1,451,242)	2,118,113	(146%)
Cash (used in) from investing activities	(470,689)	(11,883,815)	11,413,126	(96%)
Cash used in financing activities	(1,744,440)	(719,733)	(1,024,707)	142%

* Information for the quarter ended March 2010 includes power production prior to substantial completion of the Blue Mountain plant.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

	Quarter	Quarter	Quarter	Quarter
	ended June	ended	ended	ended March
	30, 2010	September	December	31, 2011
		30, 2010	31, 2010
Revenue	$6,231,221	$6,857,017	$5,779,830	$6,326,960
Gross margin	3,688,529	3,357,544	2,958,119	3,594,286
Gross margin %	59%	49%	51%	57%
Non-operations revenue (included above)	-	1,000,000	7,000	10,760
Depreciation and amortization included in direct cost of energy production	1,832,463	1,780,417	1,727,336	1,797,421
Gross margin % excluding depreciation, amortization and non-operations revenue	89%	71%	81%	85%

Power production for the quarter ended March 31, 2011 averaged 47 MW (gross), 37 MW (net), resulting in revenue of $6.3 million from operations, which represents a 9% increase over the quarter ended December 2010, and a 113% increase over the comparative quarter in 2010. The quarter ended December 2010 had been negatively affected by the annual maintenance shut-down, whereas the quarter ended March 2010 had been negatively affected by an electrical incident which was the subject of a subsequent settlement, leading to the inclusion of $1.0 million in revenue for the quarter ended September 2010 in respect of the cash portion of the settlement reached. Gross margin at the plant, before taking into account depreciation and amortization, and excluding non-operations revenue, improved to $5.4 million (85%) from $4.7 million (81%) in the prior quarter.

Operating expenses (corporate overhead plus project expenses that did not qualify for capitalization) decreased from $1.8 million in the quarter ended December 2010 to $1.3 million in the quarter under review, primarily due to a reduction in stock-based compensation from $434,412 to $47,082 and a reduction in legal fees. Operating expenses increased by $189,782 compared to the quarter ended March 2010, due to increased consulting costs, loan administration costs arising from the John Hancock loan, and higher salary expenses.

The net loss for the quarter amounted to $1.4 million ($0.01 per share), compared to a net loss of $5.7 million ($0.06 per share) in the comparative quarter of 2010, mostly the result of improved performance at the Blue Mountain power plant. The Company recorded a net profit of $20,231 during the quarter ended December 2010, which was the result of a non cash gain on the revaluation of the cash settled option of $695,657 and a change of estimate adjustment in respect of the EIG loan of $2.9 million. The current quarter again included a non cash gain on the cash settled option ($901,186) after the Company reduced its power production forecast for the Blue Mountain plant based on preliminary results from the drilling program funded by the John Hancock loan. The Company has not recorded a change of estimate adjustment in respect of this change, since the Company has determined that it is not possible to make a reliable estimate of the cash flows associated with the loan, due to the uncertainty regarding the outcome of both the discussions with EIG regarding potential changes to the loan terms and the ongoing testing and stimulating program at Blue Mountain. It is likely that the effect on the financial statements will be material when the uncertainty is resolved.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

The Company generated $666,871 cash from its operating activities during the quarter, the result of improved operating performance at the Blue Mountain plant combined with reduced interest expense after the closing of the 4.14% John Hancock loan in September 2010. The Company paid interest of $1.0 million on its John Hancock loan and $1.9 million on the EIG loan during the quarter, deferring $1.1 million of EIG interest. The capital repayment on the John Hancock loan amounted to $1.7 million. Spending on the drilling program at Blue Mountain was financed by funds reserved from the John Hancock financing.

As at March 31, 2011, the Company was in compliance with the terms of the EIG loan, however, the EIG debt service covenant is likely to be breached at December 31, 2011, at which time EIG will have the right to demand payment or exercise its security in the equity of the Blue Mountain project. A covenant breach would also result in reclassification of the full EIG loan balance to short-term. The full loan balance was classified as short-term as at March 2010, due to the non-compliance with certain loan terms at that time.

2)	Results for the nine months ended March 31, 2011

	Nine months	Nine months	Variance	%
	ended March 31,	ended March 31,
	2011	2010
Net power production (MWh) *	228,829	102,184	126,645	124%
Revenue	$18,963,807	$5,607,789	$13,356,018	238%
Gross margin	9,909,949	495,813	9,414,136	1899%
Operating profit (loss)	5,856,980	(2,602,432)	8,459,412	(325%)
Net income (loss)	(5,923,024)	(14,301,507)	8,378,483	(59%)
Net income (loss) per share (basic and diluted)	(0.05)	(0.15)	0.10	(67%)
Total assets	192,611,713	190,277,550	2,334,163	1%
Total short-term liabilities	24,156,768	156,373,813	(132,217,045)	(85%)
Total long-term liabilities	137,438,554	4,437,814	133,000,740	2997%
Cash dividends declared per share	-	-	-	0%
Cash (used in) from operating activities	(1,160,987)	(5,807,804)	4,646,817	(80%)
Cash (used in) from investing activities	(17,730,876)	22,569,939	(40,300,815)	(179%)
Cash from (used in) financing activities	21,131,025	(9,527,304)	30,658,329	(322%)

* Information for the nine months ended March 2010 includes power production prior to substantial completion of the Blue Mountain plant.

Power production for the nine months to March 31, 2011 averaged 45 MW (gross), 35 MW (net), which includes the effect of a seven day maintenance outage during November 2010 and a pump malfunction during July 2010. Revenue generation at the plant commenced during the quarter ended December 2009, but was reduced by an electrical incident during January 2010. $1.0 million received as a settlement in respect of this incident is included in revenue for the quarter ended September 2010. Gross margin, before taking into account depreciation and amortization, and excluding non-operations revenue, amounted to $14.2 million (79%) for the nine months, compared to $3.6 million (64%) for the comparative period.

Operating expenses (corporate overhead plus project expenses that did not qualify for capitalization) increased from $3.1 million for the nine months to March 31, 2010 to $4.1 million for the nine months under review. The increase arose predominantly because of higher stock-based compensation expense, as well as an increase in salaries expensed due to higher compensation levels and a decline in the percentage of salaries being capitalized to geothermal projects. Consulting, legal, and loan administration costs also contributed to the increase.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

During the nine months, the Company spent $8.1 million on the acquisition of property, plant and equipment, predominantly relating to the drilling program at Blue Mountain. The investment in resource property interests of $2.8 million focused on the Crump Geyser project being developed as a joint venture funded by Ormat. The Company also closed the $98.5 million John Hancock financing during September 2010, setting funds aside for the Blue Mountain drilling program, and repaying a portion of the EIG loan. A private placement during September 2010 raised net proceeds of $9.5 million, to be used to fund future operations and project development at the Company’s other resource properties. The comparative period included the substantial completion of the Blue Mountain plant, and the receipt of a $57.9 million cash grant from the US Department of Treasury, which was used in part to fund a repayment of the EIG loan.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net (loss) profit	Net (loss) profit per
			share
			(Basic and fully
			diluted)
Quarter ended
March 2011	$6,326,960	$(1,425,757)	(0.01)
December 2010	5,779,830	20,231	0.00
September 2010	6,857,017	(4,517,498)	(0.05)
June 2010	6,231,221	(3,679,944)	(0.04)
March 2010	2,963,744	(5,664,233)	(0.06)
December 2009	2,644,045	(6,801,687)	(0.07)
September 2009	Nil	(1,835,587)	(0.02)
June 2009	Nil	(1,362,539)	(0.01)

Prior to start up of the Blue Mountain power plant, the Company’s net loss arose primarily from the activities of its corporate head office. The Blue Mountain power plant began operating during the quarter ended December 2009. The quarter ended March 2010 was negatively affected by the electrical plant outage referred to above. The quarter ended September 2010 includes a portion of the settlement in respect of the electrical incident, but was also negatively affected by a pump replacement. The quarter ended December 2010 was favourably affected by non cash gains (approximately $3.6 million) associated with deferring loan costs and reducing the value of the cash settled option that result from a downward revision of the longer term forecast of power production at Blue Mountain. The quarter ended March 2011 includes a non-cash gain of $901,186 on the revaluation of the cash settled option. Observable trends in the quarterly information presented may not be meaningful.

TRANSACTIONS WITH RELATED PARTIES

As at March 31, 2011, a total of $48,446 (2010 - $43,120) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand. At as March 31, 2011, the financial statements include a total of $34,288 (2009 – nil) due from CGC.

During the nine months ended March 31, 2011 and 2010, the following were paid to or accrued for directors, companies controlled by directors of the Company and amounts invoiced to CGC:

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

	For the three months		For the nine months
	ended March 31,		ended March 31,
	2011	2010	2011	2010
Directors’ fees	$30,441	$18,734	$68,448	$52,131
Consulting expense, including success fee (directors)	58,673	74,281	700,418	249,363
Consulting revenue (CGC)	10,760	-	17,760	-

Consulting costs for 2011 primarily resulted from success fees paid to a director of the Company in connection with successfully arranging the Company’s John Hancock loan.

OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2011, the Company has provided, as operating security, $3.8 million in letters of credit to NVE under the revised terms of the 20-year PPA. NVE letters of credit are cash collateralized by deposits at Bank of the West, a US bank.

Under the terms of its loan with John Hancock the Company has provided reserve funds (included in restricted cash) of approximately $6 million for a debt service reserve, potential funding of improvements to resource production, plant maintenance and property tax. Under the John Hancock loan terms if the debt service coverage ratio (approximately EBITDA divided by loan interest and principal) falls below 1.45 the Company must fund a third party approved plan to restore the coverage ratio, either from higher power production or loan repayment.

Following the PPA Commercial Operation Date (“COD”), on November 20, 2009, the Company has an obligation to pay NVE its replacement power cost above the PPA price, for any shortfall in the supply of power and/or Portfolio Energy (environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event, such as the January 2010 electrical failure, or an NVE emergency. The Blue Mountain geothermal power plant experienced an outage commencing on January 16, 2010 and NGP I gave notice of Force Majeure to NV Energy on January 18th. On September 13, 2010, NVE challenged the Company’s force majeure claim relating to the January 2010 electrical failure. The Company does not believe the challenge has merit but a small settlement is being considered to avoid costly arbitration. The Company does not believe the payment will be material.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration.

On November 1, 2010, the Company announced it has entered into a letter agreement under which the Company and Ormat will enter into a joint venture agreement to develop the Crump Geyser project, as more fully discussed in the financial statements and elsewhere in this document.

On February 23, 2011 the Company announced it has signed an agreement giving NGP the exclusive

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

right to purchase a 100 percent ownership of IAE's geothermal assets comprised of the geothermal leases at New Truckhaven, East Brawley and South Brawley Projects in the Imperial Valley, Southern California, for $4,150,000. NGP has paid $100,000 in cash, made a refundable lease payment of $200,000, and will pay the balance in NGP shares having a deemed value of C$0.65. Final agreement is subject to normal representations and warranties, as well as approval by both companies’ Boards of Directors.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company made the following changes to its accounting policies during the quarter ended March 31, 2011:

1)	CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments

Under the Company’s previous accounting policy for stock-based compensation, the Company accrued compensation costs in respect of share options granted during the period based on the assumption that all instruments subject only to a service requirement will vest. The effect of actual forfeitures was recognized as they occurred.

During the current reporting period, the Company changed its policy to base accruals of compensation cost on the best available estimate of the number of options or other equity instruments that are expected to vest and to revise that estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

Prior to the year ended June 30, 2010, the Company had not had any options forfeited, and accordingly an estimate of no forfeitures was reasonable for all options granted prior to the most recent grant. The change in the accounting policy will allow for the effect of the recent increase in forfeitures to be incorporated into the determination of the stock-based payment expense, and will accordingly give rise to more relevant and reliable information in the Company’s financial statements. In addition, the change aligns the treatment of stock-based compensation with the treatment that would have been required under both US GAAP and IFRS.

The effect of the change reduced the stock-based compensation expense for the nine months ended March 31, 2011 by $8,955. The change did not affect prior reporting periods.

International Financial Reporting Standards

The Company will be adopting International Financial Reporting Standards (“IFRS”) for financial years beginning on or after January 1, 2011, with its first annual report under IFRS for the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases. The date of transition to IFRS is the beginning of the first year of comparative information that will be presented in the Company’s first set of IFRS financial statements, and the date at which the opening balance sheet will be prepared, namely June 30, 2010.

Management has made significant progress with its IFRS implementation plan, and has completed the analysis of significant differences between IFRS and Canadian GAAP. These differences have all been discussed more fully in prior MD&A documents. The most important difference identified relates

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

to the criteria for the recognition and measurement of geothermal property interests. IFRS do not provide specific guidance on the treatment of geothermal property interests and the Company is therefore required to develop its own accounting policy for geothermal property interests using the guidance in the Framework for the Preparation and Presentation of Financial Statements. The Company is in the process of formulating an appropriate accounting policy and obtaining audit committee approval for the choice. The Company anticipates that a significant part of the carrying amount of geothermal property interests, including amounts that have been transferred to wellfield, will not meet the recognition criteria under its IFRS accounting policy, and it is anticipated that the final amounts recognized will be more in line with the numbers currently presented under US GAAP than under Canadian GAAP.

The Company has commenced preparation of its IFRS opening balance sheet and the comparative numbers that will be required in its IFRS financial statements. The majority of changes required to information systems have been embedded as a part of a system conversion completed during the quarter under review.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, long-term payables, long-term liabilities, lease obligations and the cash settled option. The long-term liabilities, lease obligations and long-term payables are carried at amortized cost. The fair value of the remaining instruments approximates their carrying value.

The Cash Settled Option was revalued during the period to reflect lower power production at Blue Mountain. The resulting reduction in the estimated amount owed EIG resulted in a one time, non cash gain of approximately $901,186. Long-term liabilities are initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method. Under normal circumstances, the Company would have updated its estimate of the future cash flows associated with the EIG loan to reflect the lower power production forecast, resulting in a gain or loss on change of estimate being recognized in the income statement. As at the end of March 2011, the Company has however determined that it is not possible to make a reliable estimate of the cash flows associated with the loan. Accordingly the Company has continued to use its most recent forecast for the purposes of these financial statements. When the uncertainty is resolved, the Company will update its estimates of the future cash flows associated with the loan, at which time the income statement impact of the change in estimate adjustment is expected to be material.

Cash equivalents include money market based investments and term deposits where maturity at inception is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the NVE letter of credit and funding reserve accounts for the John Hancock loan, the Company holds a large investment in certificates of deposit at Bank of the West, an A+ / A-1 (S&P) rated western US bank and a money market fund at Wilmington Trust Co, a B/B (S&P) rated US bank.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares without par value, 25,000,000 first preferred shares without par value, and 25,000,000 second preferred shares without par value. Refer to Note 11 of the interim financial statements for the quarter ended March 31, 2011 for more information.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

During September 2010 the Company closed a non-brokered private placement for 20,700,000 units consisting of one common share and one share purchase warrant at a price of CAD 0.50 per unit to raise gross proceeds of CAD 10,350,000. Each unit consists of one common share and one transferable three year share purchase warrant, entitling the holder to purchase one additional common share of the Company at a price of CAD 0.70. As of the date of this report, the Company had 116,336,504 common shares, 8,427,500 stock options and 26,175,000 warrants outstanding with various exercise prices, terms and exercise dates.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 151,939,004 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Mr. Paul Mitchell to provide Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

At March 31, 2011 the Company had $9.3 million in cash and equivalents on hand, and a working capital deficiency of $7.3 million. The working capital deficiency includes approximately $17.7 million that may be repaid on the EIG loan from the proceeds of a forecast tax assisted financing and forecast ARRA grant. The EIG loan repayment is included in short term liabilities to be consistent with the December 31, 2010 forecast used to account for the EIG loan. Repayment of these amounts is not a requirement of the loan. However, repayment of the full loan plus make whole premium may become a requirement if the DSCR is not met on December 31, 2011. As indicated earlier the Company feels it is unlikely it will comply with the DSCR on December 31, 2011. Also, at March 31, 2011, a revised, downward forecast of the Blue Mountain power production suggests the Company is unable to service the EIG loan for the full loan term and, as a result, it is not possible to make a reliable estimate of the cash flows associated with the loan.

The Company has engaged Marathon Capital to assist with a tax assisted financing and has applied for a $7.5 million ARRA cash grant related to additional and separate drilling programs completed since the Blue Mountain placed in service date. In addition, from approximately $2.9 million remaining from the $8.4 million set aside from the John Hancock loan proceeds, the Company anticipates funding a stimulation and testing program underway at Blue Mountain that is expected to maintain power production at the currently forecast level – 35 MW declining 2.5% per year. NGP I is permitted to defer 6% of the 14% interest owed to EIG, and a small financing and/or cash grant, if available, will permit further repayment of the EIG loan, nevertheless the Company believes it is unlikely it can comply with the EIG Debt Service Coverage Ratio at December 31, 2011 and, since the March 31, 2011 power production forecast does not support servicing the EIG loan for the full loan term, the Company has begun discussions with EIG regarding potential changes to the terms of their loan. At March 31, 2011 and currently the outcome of these discussions and the EIG loan repayment schedule is subject to considerable uncertainty.

On September 3, 2010, NGP I closed a $98.5 million 20 year loan with John Hancock, 80% guaranteed by the DOE under the FIPP. The John Hancock loan interest rate is fixed at 4.14% per annum and, from the proceeds, $8.4 million was set aside to fund additional drilling at Blue Mountain. The Company has drilled two wells and is working with John Hancock and DOE to gain approval for spending a portion of the reserved $8.4 million on the stimulation and testing program currently underway. Approximately $0.7 million has been spent on the stimulation and testing program subsequent to quarter end..

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

During the quarter the Company continued its joint venture at its Crump Geyser property with Ormat. Under the agreement Ormat, subject to a successful development program, will pay the Company $2.5 million over a three year period, and fund development costs. Corporate costs, which exclude the Blue Mountain project expenditures, are approximately $1 million per quarter. Since the Company’s projects at Blue Mountain and Crump should not require significant further funding from the parent the Company feels its cash position provides adequate funding for near term expenditures.

During the quarter, approximately $1.7 million was repaid on the John Hancock loan and 6% of the interest (approximately $1.3 million) on the EIG loan was deferred and added to the outstanding loan balance, as permitted by the loan agreement. The EIG loan matures November 30, 2023 and the balance outstanding at March 31, 2010 was approximately $88 million. The Company will not receive cash, beyond a payment for services provided, from the Blue Mountain project, until NGP I meets the contracted coverage ratio and the EIG loan balance meets a scheduled target balance ($65.8 million at March 31, 2011). Therefore, the Company is dependent upon its available cash and its ability to raise additional funds to support ongoing operations and to develop its other properties. The Company has received an initial $100,000 payment from Ormat for its 50% interest in the Crump joint venture and anticipates a second $200,000 payment during November 2011.

Due to the uncertainty regarding the outcome of the discussions with EIG regarding potential changes to the loan terms, the ongoing testing and stimulating program at Blue Mountain and the Company’s ability to pay the EIG loan down with the proceeds of a tax assisted financing and ARRA grant it is not possible to reliably forecast future cash flow. It is likely that the effect on the financial statements will be material when the uncertainty is resolved and if the outcome of the discussions with EIG does not result in loan terms with which the Company can comply, EIG may be in a position, shortly, to assert default and exercise its security rights in the NGP Blue Mountain Holdco LLC equity.

RISKS AND UNCERTAINTIES:

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

In the short term, management believes the primary risks to the Company relate to changing the terms of the EIG loan, an anticipated DSCR covenant breach at December 31, 2011, the outlook for Blue Mountain power production and raising additional funds with which to partially repay the EIG loan. These risks affect the ability to manage compliance with EIG loan covenants. The Blue Mountain project is dependent upon changes to EIG loan terms, successfully stimulating and testing injection wells to support currently forecast power production and raising additional funds from sources such as a financing to monetize tax benefits and/or an ARRA cash grant relating to additional and separate drilling programs completed since the placed in service date.

If EIG loan terms remain unchanged the Company is not likely to comply with the terms of the EIG loan agreement for its full term. The Company currently anticipates breaching the EIG Debt Service Covenant Ratio at December 31, 2011. In the event of a default, EIG may elect to call the loan and execute upon its security, which may result in loss of the Blue Mountain Holdco equity and the Blue Mountain Faulkner 1 plant, a material adverse event.

Under a letter agreement between the Company and Ormat relating to a proposed joint venture for

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

the development of the Crump project Ormat will finance 100% of the initial development activities on the project. After the initial development expenses financed by Ormat are expended, the parties will each be responsible for financing their 50% share of costs, although the Company can borrow under a bridge financing facility from Ormat for all or part of the Company's share of costs up to $15 million. Ormat has the right to withdraw from the project if drilling is unsuccessful. In this event Ormat’s 50% interest in the project reverts to the Company, and the unpaid portion of the $2.5 million payment to the Company is no longer due. There will however not be any reimbursement to Ormat in respect of their expenditures on the project. If drilling costs exceed $45 million and/or construction funding is unavailable when needed, the Company’s 50% interest at its Crump Geyser project is diluted, although the Company’s interest in the project is protected by a 20% floor and the right to repurchase its interest (to a maximum of 50%) from proceeds of permanent project financing when Commercial Operation begins.

In August 2009, the Company began supplying power to NVE under a 2006 PPA. By October it was supplying approximately 20 MW (net) and during November 2009 the Company declared Commercial Operation, committing to an average supply amount of 36.1 MW. By March 31, 2010 the Company had increased power output to approximately this level. However, from January 16, 2010 to March 5, 2010 the Company was unable to produce power at the contracted supply amount, and declared Force Majeure, as a result of incorrect electrical cable installation. Under the PPA, the Company is liable for the replacement cost of energy if energy delivered falls below a contracted minimum, which at the time was 92.5% of the supply amount for the year ended December 31, 2010. Since the cost of alternative power to NVE was below the price paid to the Company, there can be no liability for “non delivery of power”. The Company is also liable for the replacement cost of Portfolio Energy Credits (“PCs”), a form of Renewable Energy Credit, if the number of PCs supplied falls below a contracted minimum. NVE has challenged the Company’s Force Majeure claim and is documenting its claim. The Company does not believe the challenge has merit and, in any event, does not believe a payment would be material.

The Blue Mountain PPA provided that the Company may nominate higher power production until November 20, 2010. Since the Company has not demonstrated sustainable power production above the PPA minimum lenders do not permit higher nomination under the PPA nor higher power production beyond a 5% operating band. Waivers and/or PUC approval may be necessary if stimulation and testing is more successful than anticipated and higher power production is supported by engineering reports and lenders. In the meantime, the Company has nominated 35 MW, the PPA minimum power supply for 2011, and anticipates nominating 3% reduction annually until higher power production can be demonstrated, consistent with the John Hancock Note Purchase Agreement.

The Company anticipates current stimulation and testing will be successful enough to maintain the PPA minimum power supply. However, there is no certainty the Company will continue to meet these requirements. GeothermEx is currently updating its reservoir model. In the event that the Company is unable to fulfill the requirements of the PPA, and if NVE will not agree to amend the terms of the PPA, then the Company could be liable for additional NVE power purchase costs (above the PPA price) and additional costs to replace PCs. Also, there is some risk that NVE would elect to terminate the PPA.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favourable tax incentives with respect to production tax credits, grants, loan guarantees and investment tax credits, changes in technology, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations. While the Company has sufficient funds for near term expenditures, in the future the

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

Company may not be able to raise or generate sufficient funds to pay general and administrative expenses and fund project development. While it has been successful to date, there is no assurance that the Company will be successful in the future.

As a result of cash collateralizing the NVE letters of credit and funding loan reserve accounts the Company holds large investments with Bank of the West, an A+/A-1 (S&P) rated Western US bank (approximately $4.9 million), and Wilmington Trust Co, a B/B (S&P) rated US bank (approximately $10.2 million). The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any material impediment to its interest in these properties.

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date -and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the interim financial statements for the quarter ended March 31, 2011, the 2010 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended March 31, 2011	Form 51-102F1

site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.